Edible Garden AG Incorporated

283 County Road 519

Belvidere, NJ 07823

May 3, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Edible Garden AG, Inc. Registration Statement on Form S-1 (File No. 333-260655)

Ladies and Gentlemen:

On April 29, 2022, Edible Garden AG Incorporated requested acceleration of the effective date of the above-referenced Registration Statement so that it would become effective at 5:00 p.m. Eastern Time on May 3, 2022, or as soon thereafter as practicable. We hereby withdraw our request until further notice.

If you have any questions or comments, please contact Alexander McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Edible Garden AG Incorporated

By:	/s/ James E. Kras
James E. Kras Chief Executive Officer